LEAD INVESTOR



Rishi Narang

Jetoptera has cracked the code on the flying car. Its bladeless fans and fluidic propulsion achieve quiet, fast, safe vertical and horizontal flight with a single system. Applications range from drones to large manned aircraft. This is the ideal vehicle for the age of urban air mobility. The technology is demonstrated in flight and protected by a portfolio of patents. The company has gained significant traction with government contracts and established industry partnerships. I am excited for the future of this technology.

Invested $25,000 this round